

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0404

September 23, 2009

By Facsimile and U.S. Mail

Mr. Michael I. Williams
Chief Financial Officer
Maine & Maritimes Corporation
209 State Street
Presque Isle, Maine 04769

      **Re:    Maine & Maritimes Corporation**
               **Form 10-K for the Fiscal Year Ended December 31, 2008**
               **Filed March 18, 2009**
               **File No. 3-103749**

Dear Mr. Williams:

      We have reviewed your filing and have the following comments.  We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your document.  Where indicated, we
think you should revise your document in response to these comments.  If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary.  Please be as detailed as necessary in your explanation.  In some of our
comments, we may ask you to provide us with information so we may better understand
your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management's Discussion and Analysis of Financial Condition…., page 15

Critical Accounting Policies, page 25

Pension and Other Post-Retirement Benefit Plans, page 27

1.      If reasonably likely changes in your key pension assumptions would have a
        material effect on your financial condition, the impact that could result given the
        range of reasonably likely outcomes should be disclosed and, because of the
        nature of estimates of long-term rates of return and assumed discount, quantified.
        See SEC Release No. 33-8350.

Report of Independent Registered Public Accounting Firm, page 32

2.      We note your financial statements have been audited by Vitale, Caturano &
        Company, P.C. If true, please have your audit firm confirm this is the same firm
        registered with the PCAOB as Caturano & Company, P.C. and advise us of the
        date of the name change.  In future filings please have your accountants sign their
        name exactly as registered with the PCAOB. Otherwise, please amend the filing
        to include audited financial statements audited by an auditor currently registered
        with the PCAOB as required by Rule 2.01 of Regulation S-X.

Notes to Consolidated Financial Statements, page 39

Note 1. Accounting Polices, page 39

Deferred Fuel and Purchased Energy Costs, page 40

3.      We note your disclosure that the deferred asset of $26.1 million as of December
        31, 2008 is expected to be collected in future rates as approved by the MPUC.
        Please tell us and revise your disclosure in future filings to clarify if these
        deferred costs are currently being collected; and indicate the nature of the change
        in the account balance from 2007 to 2008.

Regulatory Assets and Liabilities, page 40

4.      Please clearly disclose the components, the nature and amounts of your regulatory
        assets and liabilities in a separate footnote to the financial statements.  Further,
        please disclose the nature and amount of all regulatory assets not earning a return.
        Refer to paragraph 20 of SFAS 71.

Note 13.  Commitments and Contingencies and Regulatory Matters, page 68

Maine Yankee, page 70

5.      Please explain how you account for fluctuations in the value of securities held within the Spent Fuel Trust.  Specifically, whether you consider them as other than temporary and whether they are recorded in the income statement or as a regulatory asset in the balance sheet.  See SFAS 115-1.  Further, please expand your disclosure to include a footnote describing the purpose of the Spent Fuel Trust, the assets held in the trust and related accounting and presentation in the financial statements.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please submit your cover letter over EDGAR.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Senior Staff Accountant, at (202) 551- 3202 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3377 with any other questions.


Sincerely,


Andrew Mew
Accounting Branch Chief